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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                               ________________

                                SCHEDULE 14D-1

                      Tender Offer Statement Pursuant to
            Section 14(d)(1) of the Securities Exchange Act of 1934


                                      and


                                SCHEDULE 13D/A
                               (AMENDMENT NO. 1)


                   Under the Securities Exchange Act of 1934

                               ________________

                         EMERGING COMMUNICATIONS, INC.
                           (Name of Subject Company)

                               ________________

                     INNOVATIVE COMMUNICATION CORPORATION
                       INNOVATIVE COMMUNICATION COMPANY, LLC
                              JEFFREY J. PROSSER
                                   (Bidders)

                               ________________

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                               ________________

                                   29089K108
                     (CUSIP Number of Class of Securities)

                               ________________

                              Jeffrey J. Prosser
                       Innovative Communication Company, LLC
                            Chase Financial Center
                                 P.O. Box 1730
                     St. Croix, U.S. Virgin Islands  00821
                                (340) 777-7700

                                   Copy to:

                              Roger Meltzer, Esq.
                            Cahill Gordon & Reindel
                                80 Pine Street
                           New York, New York  10005
                                (212) 701-3000

          (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of Bidders)

                               ________________

                           Calculation of Filing Fee

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       Transaction Valuation*                  Amount of Filing Fee**
       ---------------------                   --------------------

            $54,860,644.50                             $10,973

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*    For purposes of calculating the filing fee only.  The filing fee was calculated, pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder, on the basis of 5,352,258 shares of Common Stock (the number of shares of Common Stock outstanding on the date hereof, but excluding 5,606,873 shares of Common Stock owned by Innovative Communications Company), multiplied by the proposed acquisition price of U.S. $10.25 per share.

**   1/50 of 1% of Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.


Amount Previously Paid:    ______________          Filing Party:  ______________

Form of Registration No.:  ______________          Date Filed: ______________


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

CUSIP No. 29089K108            14D-1 and 13D


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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INNOVATIVE COMMUNICATION CORPORATION
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
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3.  SEC USE ONLY
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4.  SOURCES OF FUNDS                                                    OO
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION                    U.S. VIRGIN ISLANDS
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7.  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                0 SHARES
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8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
    EXCLUDES CERTAIN SHARES                                             0
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9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)       0%
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10.  TYPE OF REPORTING PERSON                               CO
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

CUSIP No. 29089K108            14D-1 and 13D


-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INNOVATIVE COMMUNICATION COMPANY, LLC
-------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
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3.  SEC USE ONLY
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4.  SOURCES OF FUNDS                                                    N.A.
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             DELAWARE
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7.  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                5,606,873 SHARES
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8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
    EXCLUDES CERTAIN SHARES                                             [ ]
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9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)        51%
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10.  TYPE OF REPORTING PERSON                          HC,OO (LIMITED LIABILITY
                                                       COMPANY)
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

CUSIP No. 29089K108            14D-1 and 13D


-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    JEFFREY J. PROSSER
-------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCES OF FUNDS                                                    N.A.
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                    U.S. VIRGIN ISLANDS
-------------------------------------------------------------------------------
7.  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                   5,730,864 SHARES
-------------------------------------------------------------------------------
8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
    EXCLUDES CERTAIN SHARES                                             [X]
-------------------------------------------------------------------------------
9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                   52%
-------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON                                           IN
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

          This Schedule 14D-1 and Schedule 13D/A (Amendment No. 1) (the "Schedule 14D-1 and 13D") relates to the offer by Innovative Communication Corporation, a U.S. Virgin Islands corporation (the "Purchaser") and a wholly owned subsidiary of Innovative Communication Company, LLC, a Delaware limited liability company (the "Parent"), to purchase all the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Emerging Communications, Inc., a Delaware corporation (the "Company"), not currently directly or indirectly owned by Parent, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 24, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal", together with the Offer to Purchase, the "Offer"), both of which are annexed to and filed with this Schedule 14D-1 and 13D as Exhibits (a)(1) and (a)(2), respectively. This
Schedule 14D-1 and Schedule 13D is being filed on behalf of the Purchaser, the Parent and Jeffrey J. Prosser. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1 and Schedule 13D respectively of the Securities Exchange Act of 1934, as amended.

Item 1.   Security and Subject Company.

          (a) The name of the subject company is Emerging Communications, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is Chase Financial Center, Orange Grove, Christiansted, St. Croix, U.S. Virgin Islands 00821.

          (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

          (c) The information set forth in "THE OFFER - 6. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 2.   Identity and Background.

          (a) - (d); (g) This Statement is being filed by the Purchaser, the Parent and Mr. Prosser. The information set forth in the "INTRODUCTION" and in "THE OFFER -- 9. Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

          (e); (f) During the last five years, neither Parent nor the Purchaser nor, to their knowledge, any of the directors or executive officers of the Parent or Purchaser nor Mr. Prosser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.   Past Contacts, Transactions or Negotiations with the Subject Company.

          (a) - (b) The information set forth in the "INTRODUCTION", in "SPECIAL FACTORS - 5. Background of the Offer and the Merger", in "THE OFFER - 9. Certain Information Concerning Parent and the Purchaser" and in "THE OFFER - 10. Contacts with the Company" of the Offer to Purchase is incorporated herein by reference.

Item 4.   Source and Amount of Funds or Other Consideration.

          (a) - (b) The information set forth in "THE OFFER - 12. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

          (c)  Not applicable.

Item 5.   Purpose of the Tender Offer and Plans or Proposals of the Bidder.

          (a) - (g) The information set forth in the "INTRODUCTION", in "SPECIAL FACTORS -- 2. Reasons for the Offer and the Merger", in "SPECIAL FACTORS -- 5. Background of the Offer and the Merger", in "THE OFFER -- 7. Effect of the Offer on Market for the Shares, Stock Exchange Listing , and Exchange Act Registration" and in "THE OFFER -- 11. The Merger Agreement; Appraisal Rights " of the Offer to Purchase, which is incorporated herein by reference.

Item 6.   Interest in Securities of the Subject Company.

          (a) - (b) The information set forth in the "INTRODUCTION", in "THE OFFER -- 9. Certain Information Concerning Parent and the Purchaser" and in "THE OFFER -- 10. Contacts with the Company" of the Offer to Purchase in incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

          The information set forth in the "INTRODUCTION", in "THE OFFER -- 9. Certain Information Concerning Parent and the Purchaser" 9 in "THE OFFER -- 10. Contacts with the Company" and in "THE OFFER -- 11. The Merger Agreement; Appraisal Rights" of the Offer to Purchase, which is incorporated herein by reference.

Item 8.   Persons Retained, Employed or to Be Compensated.

          The information set forth in "SPECIAL FACTORS -- 5. Background of the Offer and the Merger" and in "THE OFFER -- 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 9.   Financial Statements of Certain Bidders.

          Not Applicable.

Item 10.  Additional Information.

          (a) The information set forth in "SPECIAL FACTORS -- 5. Background of the Offer and the Merger", in "THE OFFER -- 9. Certain Information Concerning Parent and the Purchaser" and in "THE OFFER -- 10. Contracts with the Company" of the Offer to Purchase in incorporated herein by reference.

          (b) - (c) The information set forth in "THE OFFER -- 15. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

          (d) The information set forth in "THE OFFER -- 7. Effect of the Offer on Market for the Shares, Stock Exchange Listing, and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

          (e) The information set forth in "THE OFFER -- 15. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

          (f) The information set forth in the entire Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, is incorporated herein by reference in its entirety.

Item 11.         Material to Be Filed as Exhibits.
(a)(1)           -         Offer to Purchase.

(a)(2)           -         Letter of Transmittal (including Guidelines for
                           Certification Taxpayer Identification Number on Form
                           W-9).

(a)(3)           -         Letter to brokers, dealers, commercial banks,
                           trust companies and nominees.

(a)(4)           -         Letter to clients.

(a)(5)           -         Notice of Guaranteed Delivery.

(a)(6)           -         Press Release issued by the Company and the
                           Purchaser, dated August 18, 1998

(a)(7)           -         Form of newspaper advertisement, dated August 24,
                           1998.

(b)(1)           -         Commitment Letter of the RTFC.

(c)(1)           -         Agreement and Plan of Merger (the "Merger among the
                           Purchaser, ICC Merger Sub Agreement"), dated as of August 17, 1998,Corporation and the Company.

(c)(2)           -         Non-Competition Agreement dated December 31, 1997
                           among the Company, ATN and Mr. Prosser.

(c)(3)           -         Indemnity Agreement dated December 31, 1997 among
                           the Company, ATN, Mr. Prosser and Mr. Prior.

(c)(4)           -         Tax Sharing Agreement dated December 31, 1997 among
                           the Company, ATN, Mr. Prosser and Mr. Prior.

(c)(5)           -         Employment Agreement dated December 31, 1997 between
                           Mr. Prosser and the Company.

(d)              -         Not applicable.

(e)              -         Not applicable.

(f)              -         Not applicable.

(g)(1)           -         Complaint, Brickell Partners v. Jeffrey J. Prosser,
                                      -----------------    ----------
                           et al., C.A. No. 16415NC.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 1998

                         INNOVATIVE COMMUNICATION CORPORATION


                         By:   /s/ Jeffrey J. Prosser
                            ---------------------------------------
                            Name:  Jeffrey J. Prosser
                            Title: President


                     INNOVATIVE COMMUNICATION COMPANY, LLC


                         By:   /s/ Jeffrey J. Prosser
                            ---------------------------------------
                            Name:  Jeffrey J. Prosser
                            Title: Sole Member


                         /s/ Jeffrey J. Prosser
                         ------------------------------------------
                          Jeffrey J. Prosser

                                 EXHIBIT INDEX
                                 -------------


    EXHIBIT
      NO.                                          EXHIBIT NAME                                PAGE NUMBER
     ----                                          ------------                                -----------
(a)(1)           --            Offer to Purchase.

(a)(2)           --            Letter of Transmittal (including Guidelines for Certification
                               Taxpayer Identification Number on Form W-9).

(a)(3)           --            Letter to brokers, dealers, commercial banks, trust companies and nominees.

(a)(4)           --            Letter to clients.

(a)(5)           --            Notice of Guaranteed Delivery.

(a)(6)           --            Press Release issued by the Company and the Purchaser,
                               dated August 18, 1998.

(a)(7)           --            Form of newspaper advertisement, dated August 24, 1998.

(b)(1)           --            Commitment Letter of the RTFC.

(c)(1)           --            Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 17, 1998, among the Purchaser, ICC Merger Sub
                               Corporation and the Company.

(c)(2)           --            Non-Competition Agreement dated December 31, 1997 among the
                               Company, ATN and Mr. Prosser.

(c)(3)           --            Indemnity Agreement dated December 31, 1997 among the
                               Company, ATN, Mr. Prosser and Mr. Prior.

(c)(4)           --            Tax Sharing Agreement dated December 31, 1997 among the
                               Company, ATN, Mr. Prosser and Mr. Prior.

(c)(5)           --            Employment Agreement dated December 31, 1997 between Mr.
                               Prosser and the Company.

(d)              --            Not applicable.

(e)              --            Not applicable.

(f)              --            Not applicable.

(g)(1)           --            Complaint, Brickell Partners v. Jeffrey J. Prosser, et al.,
                                          -----------------    --------------------------
                               C.A. No. 16415NC.